[SHIP LOGO  VANGUARD(R)]



                                                   P.O. Box 2600
                                                   Valley Forge, PA 19482-2600

                                                   610-503-5693
                                                   Natalie_S_Bej@vanguard.com



September 26, 2008

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission              via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      Vanguard STAR Funds (the "Trust")
         File No. 2-88373


Dear Mr. Sandoe,

This letter responds to your comments of September 22, 2008 on Post-Effective Amendment No. 46 to the Trust's registration statement that was filed on August 5, 2008.


Comment 1:        Prospectus - Fund Profile-Vanguard Developed Markets Index
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                  Fund (page 1)
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Comment:          Why is country risk shown as a primary risk for Developed
                  Markets Index Fund but country/regional risk is shown as a primary risk for Total International Stock Index Fund (the
                  "Fund")?

Response:         We will amend the prospectus to disclose country/regional risk as a primary risk for Developed Markets Index Fund. There could be situations where that fund's benchmark index invests a large portion of assets in securities of companies in a particular region.

Comment 2:        Prospectus - More on the Funds (page 10)
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Comment:          The disclosure states that Developed Markets Index Fund will invest at least 80%, and usually all or substantially all, of its assets in the European and Pacific Stock Index Funds or other Vanguard funds that use an indexing strategy to invest in stocks of developed markets. Please explain what is meant by the phrase "other Vanguard funds."

Response:         As disclosed under the primary investment strategies for
                  Developed Markets Index Fund, the fund currently seeks to track the performance of the MSCI EAFE Index by investing in two other Vanguard funds - European Stock Index and Pacific
                  Stock Index Funds. These two underlying funds seek to track the MSCI Europe Index and the MSCI Pacific Index, which together make up the MSCI EAFE Index. If the fund

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
September 26, 2008
Page 2
                  were to invest in other underlying funds under the current investment strategy, the underlying funds together would seek to track the MSCI EAFE Index. Currently, the fund only invests in the two identified funds.

Comment 3:        Prospectus - Investment Advisor (page 19)
-----------------------------------------------------------
Comment:          Item 5(a)(1)(iii) of Form N-1A requires that the prospectus include a statement that a discussion regarding the basis for board approval of an advisory contract is available in the annual or semi-annual report.

Response:         We will amend the prospectus to include the statement.


Comment 4:        Statement of Additional Information- Investment Advisory
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                  Services (page B-39)
                  --------------------
Comment:          Please update with disclosure in response to Item 15 of
                  Form N-1A.
Response:         We will provide this disclosure.


Comment 5:        Tandy Requirements
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As required by the SEC, the Fund acknowledges that:

                  o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 610-503-5693 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Natalie S. Bej
Principal
The Vanguard Group, Inc.